SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 SEP -9 AM 10: 10

02049836

September 3, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Dan Kim
Title: Associate

dlw 9/9

SEC to Open Refrigerator Facility in India

1. Details

☐ The factory is expected to begin production of refrigerators beginning in Q3 of 2003.

☐ The factory will be located on the premises of the SIEL plant in Nodia.

☐ SIEL will be in charge of factory operations.

☐ The investment is expected to total 24M USD.

☐ To finance the investment, SIEL will raise 12M USD through equity and 12M USD in debt issues from a local financial institution.

☐ SIEL is a subsidiary of SEC (73.87% equity) located in India

2. Investment Purpose and Effect

☐ SEC needs to maintain its cost competitiveness by transferring its plant overseas.

☐ The investment is expected to improve SEC's profitability via price competitiveness and reduced factory costs.